Ellenoff Grossman & Schole, LLP

1354 Avenue of the Americas, 11th Floor

New York, New York 10105-0302

December 13, 2013

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc. Registration Statement on Form S-3 Filed November 29, 2013 File No. 333-192618

Dear Mr. Riedler:

On behalf of BioDelivery Sciences International, Inc. (the “Company”), we are electronically transmitting hereunder a copy of Amendment No. 1 to Form S-3 (the “Amendment”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 13, 2013 together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated December 12, 2013, with respect to our Registration Statement on Form S-3 filed with the Commission on November 29, 2013 (File No. 333-192618). In this letter, we have recited the comment from the Staff in bold and have followed such comment with the Company’s response.

1.	On both pages 13 and SA-16, please incorporate by reference the Current Report on Form 8-K filed on December 2, 2013.

In response to the Staff’s comment, the Company has updated the incorporation by reference to include reference to the Form 8-K filed on December 2, 2013. Please note that the Company has made reference to the subject matter of its December 2, 2013 Form 8-K in the two prospectus summary sections included in the Amendment.

If you have any questions or concerns, please contact me via telephone at (212) 370-1300 or via facsimile at (212) 370-7889.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom, Esq.

cc:	BioDelivery Sciences International, Inc..